ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ 014 /2006

Finance Department
Tel. 0-2537-4512/0-2537-4611



06010330

January 16, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Petroleum Discoveries, Oman Block 44 Project

Reference is made to the Oman 44 Project in Oman, in which PTTEP Oman Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), is the Operator with a 100% participation interest. PTTEP wishes to announce the success of the appraisal drilling results of Shams-4, which is located in the northern part of the Oman Block 44 project, about four kilometers from the Shams-1 gas field, which is being developed for gas production at a rate of 50 Million standard cubic feet per day and condensate at 4,000 barrels per day. First production for Shams gas field is targeted for July 2006.

With the objective of finding petroleum reserves, a well was drilled to a total depth of 3,750 meters, resulting in petroleum discoveries in two reservoir formations, with a total thickness of approximately 96 meters. In the first reservoir formation, the testing indicated a natural gas flow rate of approximately 29 million standard cubic feet per day, and a condensate flow rate of approximately 1,770 barrels per day. In the second reservoir formation, the testing indicated a natural gas flow rate of approximately 6.7 million standard cubic feet per day, and a crude oil rate of approximately 7,880 barrels per day.

Following these positive drilling results for the Shams-4 well, PTTEP plans to produce oil and condensate from the Shams-4 well by the end of 2006.

Yours sincerely,

Maroot Mrigadat
President

1/19

ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/018 /2005

Finance Department
Tel. 0-2537-4512/0-2537-4611

January 17, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Gas Sales Agreement, Pratu Tao-A oil field (S1 Project)

Reference is made to the collaboration between PTT Exploration and Production Public Company Limited (or PTTEP) and Ratchaburi Energy Company Limited in studying the project feasibility of utilizing flare gas from Pratu Tao-A oil field, S1 Project, for electricity generation in substitution of imported fuel oil.

PTTEP wishes to announce that on January 17, 2006, PTTEP Siam Limited, a subsidiary of the Company (Seller), has entered into the Gas Sales Agreement (GSA) with Ratchaburi Energy Company Limited (Buyer) at the expected average gas sales amount of 0.4 million standard cubic feet per day (MMSCFD) for 8 years. The test run is expected to commence in the fourth quarter of 2006. This is a major achievement for PTTEP to utilize the gas produced as a by-product from crude oil production instead of burning off the flare gas.

Yours sincerely,

Maroot Mrigadat
President